FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending December 2010

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

Issued: Tuesday 7 December 2010, London UK - LSE announcement

GSK signs agreement to acquire Nanjing MeiRui Pharmaceuticals in China

GlaxoSmithKline plc (GSK) today announced that it has entered into an agreement to acquire Nanjing MeiRui Pharma Co., Ltd (MeiRui) for a cash consideration of approximately $70 million. Ninety per cent of the share capital of MeiRui is to be acquired from Pagoda Pharmaceuticals Limited and the remaining ten per cent from Allergon AB in a move to further expand GSK's presence in China, one of the fastest-growing and most significant of the emerging markets.

MeiRui is a leading Chinese pharmaceutical business with a strong portfolio of urology and allergy products, including Prostat for benign prostatic hyperplasia and Sheniting for overactive bladder syndrome. GSK will gain access to this portfolio of products, as well as MeiRui's established sales and marketing platform and a manufacturing facility in Nanjing City, Jiangsu Province, China.

Completion of the transaction is expected by the end of 2010, subject to regulatory approval.

S M Bicknell
Company Secretary
7 December 2010

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com

Nanjing Merui Pharmaceuticals (MeiRui) is a Chinese pharmaceutical company specializing in manufacturing urology and allergy medicines in China. MeiRui is the China operating entity of Pagoda Pharma Group Inc, a privately owned company registered in the British Virgin Islands.

GlaxoSmithKline Enquiries:
UK Media enquiries:	David Mawdsley	(020) 8047 5502
	Claire Brough	(020) 8047 5502
	Stephen Rea	(020) 8047 5502
	Alexandra Harrison	(020) 8047 5502
	Jo Revill	(020) 8047 5502

US Media enquiries:	Nancy Pekarek	(919) 483 2839
	Mary Anne Rhyne	(919) 483 2839
	Kevin Colgan	(919) 483 2839
	Jennifer Armstrong	(919) 483 2839

European Analyst/Investor enquiries:	Sally Ferguson	(020) 8047 5543
	Gary Davies	(020) 8047 5503
	Ziba Shamsi	(020) 8047 3289

US Analyst/ Investor enquiries:	Tom Curry	(215) 751 5419
	Jen Hill Baxter	(215) 751 7002

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under 'Risk Factors' in the 'Business Review' in the company' s Annual Report on Form 20-F for 2009.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date:  December 07,  2010

By: VICTORIA WHYTE
------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc